03002204

3/6/03 VF 3-5-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51915

SEC RECEIVED MAR - 3 2003 PROCESSING WASH, D.C. 181 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 MM/DD/YY AND ENDING 12/31/02 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WORLD FINANCIAL CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

!3 Crosby Street, Suite 303
(No. and Street)

New York, NY 10013
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE F. BALMER 212-965-9774
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Weil, & Associates
(Name — *if individual, state last, first, middle name*)

9191 Towne Cnetre Drive, Suite 406 San Diego, CA 92122
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information**

MAR 1 9 2003

OATH OR AFFIRMATION

I, George F. Balmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Financial CaPITAL Markets Inc., as of December 31, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MARY WONG
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01WO6023347
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES MAY 3, 03

George F Balmer 02/20/03
Signature

Cheif Financial Officer
Title

Feb 20, 03
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD FINANCIAL CAPITAL MARKETS, INC.

FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

LICHTER, WEIL & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2850 TELEPHONE
(858) 320-2828 FACSIMILIE

LAWRENCE P. LICHTER, PARTNER (858) 320-2808
PHILIP A. WEIL, PARTNER (858) 320-2804
PETER YU, MANAGER (858) 320-2805

Independent Auditor's Report

The Board of Directors
World Financial Capital Markets, Inc.
Formerly Known as World Financial Group, Inc.
New York, New York

We have audited the accompanying statements of financial condition of World Financial Capital Markets, Inc. as of December 31, 2002 and 2001, and the related statements of income and changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange act of 1934. These financial statements are the representations of World Financial Capital Markets, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Financial Capital Markets, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As of December 31, 2002 the Company is in violation of its Net Capital requirements, see Footnote D.

Lichter, Weil & Associates

San Diego, California
February 5, 2003

WORLD FINANCIAL CAPITAL MARKETS, INC.
FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Current Assets		
Cash	$0	$7,356
Receivable from brokers and dealers	17,668	113,977
Marketable securities	177,863	979,780
Other receivables	15,700	24,447
Prepaid expenses	13,320	12,575
Total current assets	224,551	1,138,135
Fixed Assets		
Furniture and equipment (net)	90,165	61,734
Total fixed assets	90,165	61,734
Other Assets		
Clearing deposit	35,000	35,000
Deposits	22,479	19,643
Total other assets	57,479	54,643
	$372,195	$1,254,512

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Current Liabilities		
Accounts payable and accrued expenses	$189,459	$182,685
Cash overdraft	4,798	0
Payable to related party	60,000	0
Current portion, long term capital lease obligation	11,669	10,109
Total current liabilities	265,926	192,794
Long Term Liabilites		
Capital lease obligations, net of current portion	20,408	32,077
Total long term liabilities	20,408	32,077
Stockholder's Equity		
Common stock, no par value, authorized 1,000 shares, 160 shares issued and outstanding	160	160
Additional paid in capital	141,211	147,517
Retained earnings	(55,511)	881,964
Total Stockholder's Equity	85,860	1,029,641
Total Liabilities and Stockholder's Equity	$372,195	$1,254,512

See Accompanying Notes and Auditor's Report

WORLD FINANCIAL CAPITAL MARKETS, INC.
FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenue		
Commissions and fees	$1,559,182	$2,635,701
Other	25,284	31,140
Total Revenue	1,584,466	2,666,841
Expense		
Commissions	598,795	1,037,127
Floor broker, exchange and clearance fees	63,156	149,265
Employee compensation and benefits	610,093	773,424
Selling expenses	188,935	210,484
Communications	173,799	204,441
Occupancy and equipment costs	276,519	200,408
Registration	32,577	48,645
Professional services	152,335	84,420
Other expenses	265,190	176,429
Total Expenses	2,361,399	2,884,643
Income (loss) from operations	(776,933)	(217,802)
Other (Income) and Expense		
Interest income	(3,911)	(4,366)
World Trade Center Recovery Grant	(216,762)	0
Interest expense	7,984	5,729
Realized investment (gain) loss	309,531	(260,495)
Unrealized investment (gain) loss	36,485	(903,788)
Depreciation and amortization	18,083	4,956
Bad debts	9,132	14,362
Total Other (Income) and Expense	160,541	(1,143,602)
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(937,474)	925,800
Income tax provision	0	0
NET INCOME (LOSS)	($937,474)	$925,800

See Accompanying Notes and Auditor's Report

WORLD FINANCIAL CAPITAL MARKETS, INC.
FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2001	2000
CASH FLOW FROM OPERATING ACITIVITIES		
Net income (loss)	($937,474)	$925,800
Adjustments to reconcile net income to net cash profided by operating activities:		
Depreciation and amortization	18,083	4,956
Unrealized (gain) loss on investments	36,485	(903,788)
Realized loss on sale of investments	309,531	0
Decrease(increase) in receivable from Brokers and Dealers	96,310	(53,041)
Decrease(increase) in other receivables	8,747	(24,447)
Decrease(increase) in prepaid expenses	(745)	(6,388)
Decrease(increase) in deposits	(2,835)	(18,369)
(Decrease) increase in accounts payable and accrued expenses	11,572	106,529
Total Adjustments	477,148	(894,548)
Net cash provided by (used in) operating activities	(460,326)	31,252
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(46,514)	(20,881)
Sale of investments	486,702	0
Purchase of investments	(30,802)	(75,992)
Net cash used in investing activities	409,386	(96,873)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on capital lease obligations	(10,110)	(3,622)
Loan from stockholder	60,000	0
Capital contribution	0	74,677
Distributions to stockholder	(6,306)	0
Net cash provided by financing activities	43,584	71,055
Net change in cash	(7,356)	5,434
Cash at beginning of period	7,356	1,922
Cash at end of period	$0	$7,356
Supplemental cash flow disclosures:		
Income tax payments	$0	$0
Interest payments	$7,984	$5,729
Noncash investing and financing activities:		
Additions of equipment on capital leases	$0	$45,808

WORLD FINANCIAL CAPITAL MARKETS, INC.
FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Common Stock		
Balance at beginning of period	$160	$160
Sale of stock	0	0
Balance at end of period	$160	$160
Additional Paid In Capital		
Balance at beginning of period	$147,517	$72,840
Contributions from stockholder	0	74,677
Distributions to stockholder	(6,306)	0
Balance at end of period	$141,211	$147,517
Retained Earnings		
Balance at beginning of period	$881,963	($43,837)
Net income (loss) for the period	(937,474)	925,800
Balance at end of period	($55,511)	$881,963

WORLD FINANCIAL CAPITAL MARKETS, INC.
FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note A - Nature Of Activities

The Company was formed as a corporation in the State of California to operate as a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates offices in New York and Hawaii. The Company's primary source of revenue is providing brokerage services to customers, who are predominately individuals, and investment consulting services.

Note B - Accounting Policies

Revenue Recognition

The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Securities transactions and the related commission revenue and expense are recorded on a settlement date basis. Investment consulting fees are recognized as earned.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the settlement date. Profit and loss arising from all securities transactions entered into for the account and risk of the company are recorded on a settlement date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis.

Risks and Uncertainties

The Company believes that the diversity and breadth of the Company's products and services offering to customers, as well as the general stability of the economies in the markets in which it operates, significantly mitigates the risk of a severe impact occurring in the near term as a result of changes in its customer base, competition, or composition of its markets.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Receivable from Brokers and Dealers

All accounts are current and have been determined to be fully collectible and no adjustment or allowance has been made for bad debts.

Note B - Accounting Policies (Continued)

Customer Transactions

The Company does not hold inventory for customers. Securities transactions are cleared through another broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents.

Note C – Cash

The Company maintains its cash balance at a bank located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2002 and 2001 there were no uninsured portions of the balances held at the bank.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2002 and 2001, the Company had net capital requirements of $100,000 and $12,180, respectively and actual net capital of approximately $(109,162) and $197,937, respectively.

The Company was in violation of the Net Capital rules on December 31, 2002. To remedy the situation on January 2, 2003 the Company requested the NASD lower its net capital requirement from $100,000 to $5,000 due to changes in its trading activities. The NASD agreed. In addition, the note payable to stockholder of $60,000 was contributed to capital, which was accepted by the regulators and January 2003 net income increased significantly.

See Footnote K – Subsequent Events, regarding subsequent Net Capital violations.

Note E – K(2)(ii) Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

WORLD FINANCIAL CAPITAL MARKETS, INC.
FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note F - Income Tax provision

As of December 31, 2002 and 2001, the Company has made no provision for federal and state taxes due to the operating loss for the periods.

Note G – Marketable Securities

At December 31, 2002 and 2001 the Company included Marketable Securities on its balance sheet. These securities are recorded at fair market value as of the end of the trading day on December 31, 2002 and 2001. As of December 31, 2002 the Company has an unrealized loss on investments held of $36,485. As of December 31, 2001 the Company had recorded an unrealized gain of $903,788 on investments held.

Note H – Furniture and Equipment

	2002	2001
Equipment under capital leases	$45,808	$ 45,808
Furniture	38,236	20,881
Leasehold improvements	29,160	0
Total fixed assets	113,204	66,689
Less accumulated depreciation	(23,039)	(4,955)
Net fixed assets	$ 90,165	$ 61,734

WORLD FINANCIAL CAPITAL MARKETS, INC.
FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note I – Contingencies

In 2002 the Company closed its offices in Melville, New York and terminated its office lease agreement, which was to run through 2006. On August 21, 2002 a settlement was reached with the lessor, which stipulates that the Company is to make eight monthly payments of $4,812.50. As of December 31, 2002 the Company had made four payments under this agreement and accrued the remaining balance of $19,250.

In August 2002 a Corporation filed suit against the Company and its owner and officers seeking monetary damages of approximately $131,000 plus legal fees, interest and other costs related to its occupancy of sub-leased office facilities in New York. Among other items the suit alleges diversion of business opportunities and fraudulent transfer of business assets. The Company is vigorously defending itself against the litigation. It is not possible at this time to determine the likelihood of the outcome of the case.

In 2002 the National Association of Securities Dealers (NASD) began an ongoing investigation against the Company and its principals concerning possible violations of NASD Rules 2110, 2120, 2210, 2510, and 3010. As of the date of this report no determinations or sanctions have been made. The Company's legal counsel on this matter is vigorously fighting the allegations and at this time is not able to make any determination of the possible outcome, either disciplinary or monetarily.

On January 31, 2003 the Company vacated its office space on Rector Street in New York and moved to a new office space in New York (see Subsequent Events Footnote K). The lease term on Rector Street was from March 1, 2002 through February 28, 2009. The Company believes that it terminated the lease under a clause, which alleviates all future rental payment obligations that it may have. The Lessor has not responded to the termination in any manner. At this time it is not possible to determine if there may be any further obligation in this matter. The Company has not included this lease in its Lease Commitments (Footnote J).

Note J – Lease Commitments

The Company has entered into various non-cancelable operating lease agreements for office facilities. These leases are for varying terms and include annual rent escalation clauses. The Company leases equipment and furniture under capital lease agreements.

The minimum annual amounts due under operating leases and capital leases are:

Year ending December 31,	Capitalized Leases	Operating Leases
2003	$ 17,889	$ 55,759
2004	13,912	41,410
2005	8,344	41,842
2006	5,817	3,300
Total minimum payments	45,962	$142,311
Amount representing interest	13,885	
Present value of net lease payments	32,077	
Current portion	11,669	
Long term portion	$ 20,408	

Rent expense for operating leases, including month-to-month leases, for 2002 and 2001 was $235,567 and $200,408, respectively.

Note K – Subsequent Events

On February 1, 2003 the Company moved its New York offices and entered into a new operating lease agreement. The terms of the lease are for the period January 15, 2003 through January 31, 2006. The agreement calls for monthly rent of $2,500, which escalates annually to a maximum of $3,300 per month during the last year of the lease. Amounts have been included in Note I.

On January 31, 2003 the Company terminated its lease agreement for office space in New York, New York and moved to a new location. See Contingencies Footnote I.

Note K – Subsequent Events (Continued)

In January 2003, during an examination of the Company by the Midwest Regional Office of the Securities and Exchange Commission (SEC), questions were raised as to the adequacy of the Net Capital and the minimum Net Capital requirements of the Company. At the request of the examiners, the Company suspended operations as a broker-dealer from January 17, 2003 through February 6, 2003, at which time the Company satisfied the SEC that it was in compliance with SEC Rule 15c3-1, Net Capital rule. The SEC has not advised the Company, or any of its principals, of any intention to initiate disciplinary or any other proceedings against them. Based on the violation, no assurances can be given as of this date that no such actions will be taken.

Note L – Related Party Transactions

Two officers of the Company were also officers of another Broker Dealer that ceased operations in November 2001. The Company shared office space and clerical employees for a period of time during 2001 with this other Broker Dealer. The Company paid for certain expenses and pro-rata charged the other firm and vice-versa. At December 31, 2002 and 2001 the Company owed $9,886 and $5,559 to the other firm for such expenses.

In November 2002 the sole stockholder of the Company lent the Company $60,000. The amount was subsequently contributed to capital in 2003.

WORLD FINANCIAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2002 AND 2001

World Financial Group, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

WORLD FINANCIAL CAPITAL MARKETS, INC.
FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2002 AND 2001

SCHEDULE I

	2002	2001
EQUITY - END OF YEAR	$85,860	$1,029,641
Less Non Allowable Assets		
Prepaid expenses	13,320	12,575
Securities not readibly marketable	0	697,002
Other receivables	15,700	24,447
Fixed assets	90,165	15,926
Deposits	22,479	19,643
Total Non Allowable Assets	141,664	769,593
Net capital before haircuts	(55,804)	260,048
(Increase) Decrease for Hair Cuts or Undue Concentration	53,358	62,111
NET CAPITAL	($109,162)	$197,937
Total Liabilities	286,335	224,871
Aggregated Indebtedness	286,335	224,871
Less: 50% Capital Lease Obligations	(16,039)	(42,186)
Net Aggregated Indebtedness	270,296	182,685
Net Capital Required	100,000	5,000
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	18,021	12,180
Minimum Dollar Requirement	100,000	5,000
Net Capital Requirement (greater of the two)	100,000	12,180
Excess (Deficit) Net Capital	(209,163)	185,757
Excess (Deficit) Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	($137,795)	$175,450

WORLD FINANCIAL CAPITAL MARKETS, INC.
FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
DECEMBER 31, 2002 AND 2001

SCHEDULE II

	2002	2001
NET CAPITAL PER FOCUS II REPORT	($75,348)	$202,502
Increase (Decrease) in Income due to audit adjustments	(32,807)	(4,565)
Increase (Decrease) due to change in non-allowable assets	(1,007)	0
(Increase) Decrease in Hair Cuts Undue Concentration	0	0
NET CAPITAL	($109,162)	$197,937

RECONCILIATION OF AUDIT ADJUSTMENTS:		
Correction in current year accounting for capital leases	($13,557)	$3,622
Accrue operating lease settlement	($19,250)	$0
Accrue additional payroll tax liability	0	(8,187)
Increase (Decrease) in income due to audit adjustments	($32,807)	($4,565)

See Accompanying Notes and Auditor's Report

LICHTER, WEIL & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2850 TELEPHONE
(858) 320-2828 FACSIMILIE

LAWRENCE P. LICHTER, PARTNER (858) 320-2808
PHILIP A. WEIL, PARTNER (858) 320-2804
PETER YU, MANAGER (858) 320-2805

The Board of Directors
World Financial Capital Markets, Inc.
Formerly World Financial Group, Inc.
New York, New York

In planning and performing our audits of the financial statements of World Financial Capital Markets, Inc. for the years ended December 31, 2002 and 2001 we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by World Financial Capital Markets, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Securities and Exchange Commission Rule 17a-3(a)(II); and (2) the procedures for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities audits, counts, verification and comparison, and the recordation of differences required by Rule 17a-13 in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer deposits.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required, to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objective. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of the financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in condition, and that the degree of compliance with procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted no matters involving the internal control structure that would be considered material weaknesses as defined above. In addition, no condition came to our attention to cause us to believe that the Company was not in compliance with the exemptive provision of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate, at December 31, 2002 and 2001, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Sincerely,

Luther, Weil & Associates

San Diego, California
February 5, 2003